News Release

FOR IMMEDIATE RELEASE

Suncor Energy Foundation supports social innovation program focused on strengthening communities

Investment in Peter Lougheed Leadership Institute at The Banff Centre to launch social innovation residency

Calgary, Alberta (Dec. 16, 2014) – The Suncor Energy Foundation (SEF), in partnership with The Peter Lougheed Leadership Institute at The Banff Centre, today announced a new residency program designed to support social entrepreneurs and system leaders. The social innovation residency will connect a diverse group of corporate, government, and community leaders as they look at ways to make communities better places to live. Beginning in the summer of 2015, participants will integrate learnings from systems research, the environment, Indigenous knowledge, and the arts on a foundation of social innovation theory.

“The Peter Lougheed Leadership Institute champions leaders who focus on building stronger communities and influencing positive social change. We are sincerely grateful to have a partner like Suncor Energy Foundation,” said Dan Buchner, vice president, Peter Lougheed Leadership Institute at The Banff Centre. “Their investment shows an unwavering commitment to engraining social innovation at the core of the Institute and will offer so much potential for our communities through this exciting new program.”

This investment from SEF will cover costs associated with tuition, room and board at The Banff Centre. The program is designed to support organizations and people leading long-term social change initiatives that contribute to the well-being and resiliency of communities. This investment increases Suncor’s overall commitment in the Peter Lougheed Leadership Institute to enhance leadership learning opportunities. The Foundation was announced earlier this year as the Institute’s first Founding Supporter and this support is in addition to that.

“To make tangible progress on the complex issues facing communities, we know we need to foster and participate in new thinking and leadership at a system-wide level,” said Eric Axford, executive vice president, Suncor and chair of the Suncor Energy Foundation board of directors. “This investment underscores our commitment to fostering collaboration across multiple disciplines, so together we can address complex social issues and develop strong and sustainable communities.”

Led by academic experts in social innovation affiliated with the University of Waterloo and expert faculty and thought leaders from the Peter Lougheed Leadership Institute, the collaboratively designed program brings together the strengths and experience of the University of Waterloo and The Banff Centre across a range of important focus areas.

“Governments, the private sector and the not for profit sector increasingly realize that they need to develop innovators – leaders and entrepreneurs with the skills to identify innovative opportunities in intractable and complex problem areas like the degradation of environmental services, mental health, poverty, the difficulties confronting aboriginal communities and disadvantaged youth among others,” said Dr. Frances Westley, J.W. McConnell Chair of Social Innovation and Director of the Waterloo Institute for Social Innovation and Resilience at the University of Waterloo. “These skills are not taught in our universities, and investment in these skills is urgently needed if we are to address 21st century

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problems. This program will provide that support and hopefully build on the emerging network of system leaders across Canada.”

Each year, approximately 24 participants will be recruited into the social innovation residency through a nomination/application process designed to ensure that each cohort is a diverse group of individuals from across Canada. The program will take place over 28 days.

For more information about the social innovation residency, including nomination/application details, visit banffcentre.ca/social-innovation-residency .

Suncor Energy

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Suncor Energy and the Suncor Energy Foundation (SEF) have a proud history helping build sustainable communities through collaborative partnerships that enhance the quality of life in key operating areas. Over the past 10 years, Suncor and the SEF have invested more than $137 million in charitable and non profit organizations across Canada and internationally. The SEF is a private, charitable foundation established to receive Suncor’s contributions and support registered Canadian charitable organization. For more information about Suncor Energy and our community investment program, please visit our website at suncor.com/community.

The Peter Lougheed Leadership Institute at The Banff Centre:

The Peter Lougheed Leadership Institute is part of The Peter Lougheed Leadership Initiative, a partnership with the University of Alberta announced in September 2013. Honouring former premier Peter Lougheed, the Initiative will provide students and leaders with an innovative learning experience that enhances their skills and inspires positive change for the future.   At The Banff Centre, the Leadership Institute’s global summits, interdisciplinary programs and incubation residencies will leverage Banff’s creative environment to develop innovative educational, social and business practices.

Supporters of the Institute enable operating, administration and programming components of the Institute. They provide essential working capital in the short term to establish the Institute as well as access for community leaders, and longer term to build for its sustainable impact.  The Peter Lougheed Leadership Institute is seeking a number of Founding Supporters and other donors from the private sector to ensure the Institute can realize its potential as a globally renowned facility for greater social change.

Waterloo Institute for Social Innovation and Resilience:

At the Waterloo Institute for Social Innovation and Resilience (WISIR), we are committed to generating trans- and inter-disciplinary knowledge about social innovations and the social innovation process (the dynamics of learning, adaptation and resilience). Our approach is to pursue collaborative research and projects that bridge University of Waterloo departments, involve researchers from around the world, and engage those beyond academia. WISIR seeks to mobilize this knowledge through a range of new curriculum offerings and training opportunities focused on building the conceptual and practical skills of social innovators and system leaders – both within and outside of a university setting.

For more information about Suncor Energy visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, read our blog, OSQAR or come and See what Yes can do.

Media inquiries:

Suncor Energy

403-296-4000

media@suncor.com

Jenny Spurr

Media and Communications Officer

The Banff Centre

403-763-6719

jenny_spurr@banffcentre.ca